Exhibit A

SUBSCRIPTION AGREEMENT

China Technology Development Group Corporation

and

Plumage Consultancy Company Limited

____________________________

October 23, 2009
____________________________

SUBSCRIPTION AGREEMENT

                        SUBSCRIPTION AGREEMENT made as of the 23rd day of October, 2009 by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Company”), and the undersigned subscriber (the “Subscriber”).

                        WHEREAS, the Company is offering 2,000,000 shares (the “Shares”) of its common stock, US$0.01 par value, in a private placement (the “Offering”) on the terms and subject to the conditions set forth herein; and

WHEREAS, the Subscriber desires to purchase Shares in the Offering.

                        NOW, THEREFORE, for and in consideration of the premises and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale.

                         (a)     Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, the Subscriber hereby subscribes for and agrees to purchase from the Company 2,000,000 Shares for a purchase price equal to US $3.01 per Share and an aggregate purchase price equal to US $6,020,000.00, and the Company agrees to issue and sell such Shares to the Subscriber for such amount.

                         (b)     Closing and Delivery. The consummation of the issue and sale of the Shares (the “Closing”) shall take place at the offices of the Company located at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong SAR, China on the date hereof, or at such other date as shall be mutually agreed upon in writing by the parties (the “Closing Date”).

                      (i)     At the Closing, the Subscriber will pay to the Company by wire transfer the purchase price of the Shares for which the Subscriber has subscribed.

                      (ii)     At the Closing, the Company will deliver or cause to be delivered to the Subscriber:

(A) a certificate representing the Shares; and

(B) any certificates, letters and other documents deliverable pursuant to Section 5(a)(vi) below.

2. Representations and Warranties of the Company. The Company represents and warrants to the Subscriber, as of the date hereof and as of the Closing, as follows:

                         (a)     Organization and Good Standing. The Company is a company duly organized and validly existing and in good standing under the laws of the British Virgin Islands, each of the Company’s significant subsidiaries is duly organized and validly existing under the laws of its jurisdiction of incorporation, and each of the Company and its significant subsidiaries has the corporate power and authority to own its property and conduct its business and is lawfully qualified to do business in those jurisdictions in which business is conducted by it and is in compliance with all applicable laws and regulations to which it is subject, except where such failure would not have a material adverse effect (financial or otherwise) on the business, property, prospects, operations, condition, assets or liabilities of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to complete the transactions contemplated by this Agreement (“Material Adverse Effect”).

                         (b)     Due Authorization. The Company has the right, power and authority to execute and deliver this Agreement and any other agreement or instrument to be entered into in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action (corporate or other) required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

                         (c)    The Shares. The Shares have been duly authorized by the Company and, when issued and delivered and paid for as provided herein, will be duly and validly issued and outstanding and free and clear of all liens, claims, equities and encumbrances, other than any liens, claims, equities or encumbrances created by the Subscriber, and rank pari passu with all other CTDC Common Shares (as defined below), except for transfer restrictions under applicable securities laws

                         (d)    Absence of Defaults; No Conflicts. Neither the Company nor any of its significant subsidiaries is (i) in violation of any term of its organizational documents (the “Organizational Documents”), (ii) in violation of, or default under, any material agreement, indenture or instrument to which the Company is a party (the “Material Agreements”), or (iii) in violation of any material law, rule, regulation, order, judgment or decree (including under federal or state securities laws) applicable to the Company (the “Applicable Law”). The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not (i) result in a violation of the Organizational Documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Material Agreement, or (iii) result in a violation of any Applicable Law.

 (e)     No Consents or Approvals. No consent, approval, authorization or order of any court, governmental authority or third party is required in connection with the execution, delivery and performance by the Company of the Transaction Documents or to consummate the transactions contemplated therein.

(f)      Capitalization. The Company has an authorized and outstanding capitalization as set forth in the SEC Documents (as defined). All issued and outstanding shares of common stock (the “CTDC Common Shares”) and preferred shares (the “CTDC Preferred Shares”) of the Company have been duly authorized and validly issued, are fully paid and non-assessable, are free and clear of all liens, claims, equities and encumbrances, other than any liens, claims, equities or encumbrances created by the holders thereof, and rank pari passu with all other CTDC Common Shares or CTDC Preferred Shares, as applicable, except for transfer restrictions under the applicable securities laws. Except as set forth in the SEC Documents or as contemplated by the Transaction Documents, there are no outstanding options, warrants or other securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company or any of its subsidiaries (other than the Company), nor are there any contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is bound to issue any shares of capital stock of the Company or any of its subsidiaries or any such options, warrants or other securities.

(g)      SEC Filings and Other Documents. Since January 1, 2009, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing filed prior to the Closing Date and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective filing dates, the SEC Documents, taken as a whole, present the information required to be shown in all material respects under the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and the SEC Documents, taken as a whole, at the time they were filed with the SEC, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(h)     Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is a party or to which any property of the Company or any of its subsidiaries is subject, except for those which, in the event of an adverse outcome, would not reasonably be expected to have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or by others, except for those which, in the event of an adverse outcome, would not reasonably be expected to have a Material Adverse Effect.

(i)     Taxes. Each of the Company and its subsidiaries has filed all tax returns, reports and declarations that are required to be filed or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith.

(j)      Licenses. The Company and its subsidiaries have all licenses, franchises, permits and approvals of and from all governmental regulatory officials and bodies that are necessary to conduct their business and that are material in relation to the business of the Company.

(k)      Property. The Company and its subsidiaries have good and valid title to all material real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all liens, encumbrances and defects in title, except where such title is mortgaged or pledged in the ordinary course of business and such mortgage or pledge do not materially interfere with the use made and proposed to be made of such property; and any material property and buildings held under lease or license by the Company and its subsidiaries are held by it under valid, subsisting and enforceable leases or licenses with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

(l)      No Directed Selling Efforts. Neither the Company nor any of its affiliates or any other person acting on its or their behalf has engaged or will engage in any directed selling efforts within the meaning of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and all such persons have complied with the offering restrictions requirements of Regulation S under the Securities Act.

(m)      Foreign Private Issuer. The Company is a “foreign private issuer” (as such term is defined in the rules and regulations under the Securities Act and the Exchange Act).

(n) NASDAQ Capital Market. The Company is not in violation in any material respect with the listing requirements of the NASDAQ Capital Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Company’s common stock in the foreseeable future. The consummation of the transactions contemplated by the Transaction Documents shall not have the effect of delisting or suspending the Company’s common stock from the NASDAQ Capital Market.

(o) No Integrated Offering. None of the Company, its subsidiaries, any of their affiliates, and any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of the Shares under the Securities Act, whether through integration with prior offerings or otherwise, or cause this Offering to require approval of stockholders of the Company for purposes of any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the NASDAQ Capital Market. None of the Company, its subsidiaries, their affiliates and any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of such securities under the Securities Act or cause this Offering to be integrated with other offerings for purposes of any such applicable stockholder approval provisions.

(p) Absence of Certain Changes. Except as disclosed in the SEC Documents since January 1, 2009, there has been no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any fact which would reasonably lead a creditor to do so. Except as disclosed in the SEC Documents, since January 1, 2009, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur, with respect to the Company, its subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its equity securities and which has not been publicly announced.

(q) Foreign Corrupt Practices. Neither the Company, nor any of its subsidiaries, nor, to the Company’s knowledge, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(r) Sarbanes-Oxley Act. Except as disclosed in the SEC Documents, the Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(s) Transactions With Affiliates. Except as disclosed in the SEC Documents, none of the officers, directors or employees of the Company or any of its subsidiaries is presently a party to any transaction with the Company or any of its subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(t) Indebtedness. Except as disclosed in the SEC Documents, neither the Company nor any of its subsidiaries has any outstanding Indebtedness (as defined below). For purposes of this Agreement: “Indebtedness” means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, “capital leases” in accordance with United States generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), and (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease.

(u) Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted. All of the Company’s and its subsidiaries’ Intellectual Property Rights and relevant applications therefor have been duly registered by the China Patent and Trademark Office, or the equivalent offices of non-US jurisdictions, and have been properly maintained in accordance with applicable law in China and such other jurisdictions. None of the Company’s or its subsidiaries’ registered, or applied for, Intellectual Property Rights that are necessary to conduct their respective businesses now conducted have expired or terminated or have been abandoned, or are expected to expire or terminate or are expected to be abandoned within three years from the date of this Agreement. Neither the Company nor any of its subsidiaries is infringing or has infringed the Intellectual Property Rights of any other Person. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or any of its subsidiaries regarding its Intellectual Property Rights. Neither the Company nor any of its subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(v) Internal Accounting Controls. Except as disclosed in the SEC Documents, the Company and its subsidiaries as a whole maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

(w) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(x) Transfer Taxes. On the Closing Date, all transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Shares to be sold to the Subscriber hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

3. Representations and Warranties of the Subscriber. The Subscriber represents and warrants to the Company as of the date hereof and as of the Closing, as follows:

                        (a)     No Public Sale or Distribution. The Subscriber is acquiring the Shares for its own account as principal, for investment and not with a view to resale or distribution of all or any part of the Shares.

                        (b)     Due Diligence. The Subscriber has had an opportunity to ask questions of, and receive answers from, appropriate representatives of the Company, including its officers, concerning the Company and its business, and the terms and conditions of this Offering, and to obtain such additional information as the Subscriber deems necessary to verify the accuracy and adequacy of the information the Subscriber has obtained. The Subscriber understands that, since this Offering has not been registered under the Securities Act in reliance upon exemptions therefrom, to the extent that the Subscriber is not supplied with information which would have been contained in a registration statement filed under the Securities Act, the Subscriber must rely on its own access to such information.

(c) Investment Risk; Knowledge and Experience. The Subscriber recognizes that this investment involves a high degree of risk, and the Subscriber has carefully considered whether an investment in the Shares is appropriate for the Subscriber. In this regard, the Subscriber has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the risks and merits of investment in the Shares. The Subscriber understands that the Shares are a suitable investment only for persons who have substantial financial resources and will have no need for liquidity in their investment. In this regard, the Subscriber is able to bear the economic risk of the investment and afford a complete loss of such investment. The Subscriber understands and agrees that the Subscriber must bear the economic risk of its investment in the Shares for an indefinite period of time because, among other reasons, the Offering of the Shares has not been registered under the Securities Act, and, therefore, they cannot be sold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act (which the Company has no obligation to undertake or effect), or sold pursuant to Regulation S under the Securities Act, or, in the opinion of legal counsel experienced in securities law, an exemption from such registration is available.

                        (d)     Investor Status. The Subscriber affirms that it is (i) an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and that it is able to bear the economic risk of any investment in the Shares and/or (ii) located outside of the United States, is not a “U.S. Person” and it is not acquiring the Shares for the account or benefit of any U.S. Person, and it is purchasing the Shares in an “offshore transaction,” as such terms are defined in Rule 902 of Regulation S promulgated under the Securities Act.

                        (e)     Reliance on Exemptions. The Subscriber understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Subscriber’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Subscriber set forth herein in order to determine the availability of such exemptions and the eligibility of the Subscriber to acquire the Shares.

                        (f)     No Governmental Review. The Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the Offering or made any finding or determination as to the fairness or merits of the Offering.

(g)     Legends; Restrictions on Transfer. The Subscriber (i) understands that restrictive legends in substantially the following form will be imprinted on the Shares and stop transfer orders or other appropriate instructions to such effect will be maintained against the transfer of the Shares on the transfer records of the Company or its respective transfer agent, and the Company is required to refuse to register any transfer of any securities issued to the Subscriber not made in accordance with the following legends; and (ii) agrees that it will not sell, offer for sale, transfer or assign the Shares except in accordance with the following legends:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF LEGAL COUNSEL EXPERIENCED IN SECURITIES LAW, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND LAWS.

The legends set forth above shall be removed and the Company shall issue a certificate without such legends to the holder of the Shares, if, unless otherwise required by state securities laws, (i) the Shares are registered for resale under the Securities Act or (ii) the holder provides the Company with an opinion of legal counsel experienced in securities law to the effect that such security may be sold without restriction pursuant to an exemption under the Securities Act.

(h)     Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Subscriber and shall constitute the legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

(i)     No Conflicts. The execution, delivery and performance by the Subscriber of this Agreement and the consummation by the Subscriber of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of the Subscriber or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Subscriber is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Subscriber, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, have a material adverse effect on the ability of the Subscriber to perform its obligations hereunder.

(j)     Organization; Authority. The Subscriber is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by the Subscriber of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the Subscriber.

4. Covenants of the Company.

                       (a) Insurance. The Company shall maintain insurance of responsible and reputable companies in such amounts and covering such risks as is prudent and is usually carried by companies engaged in businesses similar to that of the Company.

(b) Notice of Listing of Additional Shares. Promptly following the Closing, the Company shall file with The NASDAQ Stock Market LLC a Notification for Listing of Additional Shares.

5. Conditions to Purchase the Shares at Closing.

                        (a)     The Subscriber’s Obligation. The Subscriber’s obligation to purchase the Shares under this Agreement is subject to the satisfaction or waiver (in the sole discretion of the Subscriber) of each of the following conditions:

                                (i)     All the representations and warranties of each of the Company contained in this Agreement and in each of the Transaction Documents shall have been true and correct as of the date hereof and shall be true and correct at the Closing. On or prior to the Closing Date, the Company shall have performed or complied with all of the agreements and satisfied all conditions on their respective parts to be performed, complied with or satisfied pursuant to the Transaction Documents.

                                (ii)     No injunction, restraining order or order of any nature by a governmental authority shall have been issued as of the Closing Date that could prevent or interfere with the consummation of the transactions contemplated under the Transaction Documents; and no stop order suspending the qualification or exemption from qualification of the Shares in any jurisdiction shall have been issued and no proceeding for that purpose shall have been commenced or, to the knowledge of the Company, be pending or threatened as of the Closing Date.

                                (iii)     The Company shall have obtained any and all approvals, consents and waivers necessary for consummation of the transactions contemplated by this Agreement, including, but not limited to, all authorizations, approvals or consents of any governmental authority.

                                 (iv) This Agreement shall have been executed and delivered by all parties thereto, and the Subscriber shall have received a fully executed original (or clearly legible facsimile copy) of this Agreement.

                                 (v) The Subscriber shall have received copies of all certificates, letters and other documents (in form and substance reasonably satisfactory to the Subscriber) delivered under or in connection with the transactions contemplated in the Transaction Documents that are required to be delivered on or prior to the Closing Date.

                        (b)     The Company’s Obligations. The Company’s obligations to issue and sell the Shares under this Agreement shall be subject to the satisfaction or waiver of the following conditions:

                                (i)     All the representations and warranties of the Subscriber contained in this Agreement and in each of the Transaction Documents shall have been true and correct as of the date hereof and shall be true and correct at the Closing. On or prior to the Closing Date, the Subscriber shall have performed or complied with all of the agreements and satisfied all conditions on their part to be performed, complied with or satisfied pursuant to the Transaction Documents to the satisfaction of the Company.

                                (ii)     At the Closing, the Subscriber shall have paid the purchase price set forth in this Agreement, in consideration for the issuance and sale of the Shares.

                                (iii)     The Subscriber shall have duly executed and delivered this Agreement, and the Company shall have received a fully executed original (or clearly legible facsimile copy) of this Agreement.

6. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Company and the Subscriber;

(b) by the Company if the Subscriber materially breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within ten (10) days following delivery of written notice of such breach;

(c) by the Subscriber if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within ten (10) days following delivery of written notice of such breach or failure to perform; or

(d) by the Company or the Subscriber if the Closing shall not have occurred by the forty-five (45) days of the date of execution of this Agreement (the “Termination Date”); provided that the right to terminate this Agreement under this Section 6(d) shall not be available to the party seeking to terminate if any action of such party (or its affiliate) or the failure of such party (or its affiliate) to perform any of its obligations under this Agreement required to be performed at or prior to Closing has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement.

The party seeking to terminate this Agreement pursuant to this Section 6 (other than Section 6(a)) shall give prompt written notice of such termination to the other party. In the event of termination of this Agreement pursuant to this Section 6, this Agreement shall forthwith become void and there shall be no liability on the part of any party, provided that nothing herein shall relieve any party from liability for any breach of this Agreement prior to the date of such termination.

7. Miscellaneous.

                        (a)     Survival. All representations, warranties, covenants and agreements of the Company and the Subscriber contained or made in this Agreement or in any other written statement or document delivered by them in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of one year.

(b) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to those contracts to be performed entirely within the State of New York.

(c) Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their successors, legal representatives and assigns.

                        (d)     No Third Party Beneficiaries. This Agreement is intended for the benefit f the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

                        (e)     No Assignments. The Subscriber agrees that, except as provided herein, either such Subscriber nor such Subscriber’s legal representatives will sell, assign, encumber or transfer this Agreement or its rights hereunder.

                        (f)     Entire Agreement. This Agreement, including the exhibits hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes any prior understandings, oral or written.

                        (g)     Amendment or Waiver. This Agreement may not be changed, discharged or terminated (except as expressly provided herein) without the written consent of each of the parties hereto, and no provision hereof may be waived without the written consent of each party to be bound thereby.

                        (h)    Severability. To the extent permitted by applicable law, the illegality or unenforceability of any provision of this Agreement shall not in any way affect or impair the legality or enforceability of the remaining portions of this Agreement.

(i)    Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(j)   Notices. All communications hereunder will be in writing and, if sent to the Subscriber, will be mailed, delivered or telegraphed and confirmed to the address of such Subscriber provided on the signature page hereto, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong SAR, China, facsimile number: +852 3112 8410, Attention: Mr. Alan Li with a copy to Goodwin Procter LLP, 135 Commonwealth Drive, Menlo Park, California 94025, United States of America, facsimile number (650) 853-1038, Attention: William Davisson.

                        (k)    Counterparts. This Agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

(l)   Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States dollars. All amounts owing under this Agreement or any Transaction Documents shall be paid in United States dollars. All amounts denominated in other currencies shall be converted into the United States dollar equivalent amount in accordance with the noon buying rate for United States dollars in effect on the date of calculation in the City of New York for cable transfers in the applicable currency as certified by the Federal Reserve Bank of New York.

                        (m)     Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(Signature Pages Follow)

                 IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the day and year first above written.

CHINA TECHNOLOGY DEVELOPMENT GROUP

CORPORATION

By:
Authorized Representative
Title: Director

Address: Unit 1903, 19/F, West Tower, Shun Tak Centre,

168-200 Connaught Rd Central£¬

Hong Kong.

PLUMAGE CONSULTANCY COMPANY LIMITED

As Subscriber

By:
Authorized Representative
Title: Director

Address: Unit 1305, 13/F., Tai Tung Building 8 Fleming Road,

Wanchai, Hong Kong